SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of August 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     . )

Pharmaxis Ltd
ABN 75 082 811 630
ASX Preliminary final report – 30 June 2007
Lodged with the ASX under Listing Rule 4.3A
This report is to be read in conjunction with the annual report dated 8th August 2006 and any public announcements made by during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

1

Pharmaxis Ltd
ABN 75 082 811 630
Reporting period: Year ended 30th June 2007
(Previous corresponding period: Year ended 30th June 2006)
Results for announcement to the market

				A$’000
Revenue from ordinary activities	Up	37%	to	7,635
Profit / (Loss) from ordinary activities after tax	Up	36%	to	(24,179)
Net profit / (loss) for the year attributable to members	Up	36%	to	(24,179)
Dividends
It is not proposed to pay a dividend
Other Appendix 4E information

	30 June 2007	30 June 2006
Net tangible assets per ordinary share	$0.42	$0.55

2

Commentary on results for the period (Appendix 4E item 14)
Overview
Bronchitol
The Group is developing Bronchitol for the management of chronic obstructive lung diseases including bronchiectasis, cystic fibrosis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively. Major milestones achieved during the year include:
•	Completion of a 562 subject, 24 site international Phase III clinical trial of Bronchitol in bronchiectasis

•	Commencement of an 250 subject international Phase III clinical trial of Bronchitol in cystic fibrosis

•	Fast Track designation of Bronchitol by the U.S. Food and Drug Administration
Aridol
Aridol is the Group’s first product. It is a simple-to-use airways inflammation test administered as a dry powder in a hand-held inhaler. Doctors can use the results of this test to identify airway hyper-responsiveness – a hallmark of asthma.
Major milestones achieved during the year include:
•	Aridol received marketing approval from the Swedish regulatory agency. Subsequently the European European Mutual Recognition Procedure successfully completed its evaluation of Aridol allowing the issue of marketing authorizations in Germany, France, the United Kingdom, Italy, the Netherlands, Belgium, Denmark, Greece, Spain, Finland, Ireland, Norway and Portugal

•	Successful completion and reporting of a 502 subject, 30 site Phase III clinical trial of Aridol in the United States which will enable the filing of a New Drug Application with the U.S. Food and Drug Administration

•	Filing of new drug applications for Aridol in Switzerland and Korea

•	The appointment of marketing and distribution partners in Greece, Italy, the Netherlands and Spain

•	First sales of Aridol to Europe and also to a pharmaceutical company in the U.S., for use in clinical trials of a new asthma therapy it is developing
Other milestones:
•	Design work commenced on a new facility to incorporate expanded production capacity as well as all of the Group’s research, sales and administration functions. Specifications for the new spray dryer, the key component of the production expansion were completed, negotiations with the supplier advanced and manufacture of the spray dryer commenced

•	The Group’s research laboratories were consolidated at North Ryde, following closure of the facilities based at the Australian National University earlier in the year

3

	Consolidated
	2007	2006
	$’000	$’000
Revenue from sale of goods	205	8
Cost of sales	(49)	(2)

Gross profit	156	6

Government research grants	5,278	4,282
Interest income	2,152	1,299

Other expenses from ordinary activities
Research & development expenses	(23,840)	(16,978)
Administration expenses	(4,666)	(4,391)
Commercial expenses	(3,240)	(1,946)

Loss before income tax	(24,160)	(17,728)
Income tax expense	(19)	(5)

Loss for the year	(24,179)	(17,733)

Backlog of outstanding sales orders	33	113
Cash and bank accepted commercial bills	76,182	97,840
Net assets	76,559	98,888
Revenue from continuing operations:
Aridol launched in Australia in June 2006 and was approved for sale in Sweden in October 2006 and an additional 13 European countries in June 2007. Approximately 60 percent of sales for the 2007 fiscal year were in Australia where the average quarter on quarter increase was 28 percent. The other 40 percent of sales were split approximately evenly between Sweden and a US Biopharmaceutical who are using Aridol in a series of clinical trials of a new asthma treatment they are developing. Gross margin was 76 percent of sales.
Grant income:
Approximately 90 percent of grant income in 2007 derives from the Pharmaceuticals Partnerships Program (P3) grant awarded to the Group in April 2004. This grant payable to Pharmaxis is 30 percent of the increase of eligible R&D expenditure over a base amount derived from average base year expenditures. The increase in the P3 grant in 2007 correlates with the increased level of research expenditure in 2007. The Group also received an Export Market Development Grant in 2007 which totalled $150,000. The remainder of the grant income relates to amortization of a deferred portion of a R&D Start Grant for the development of new treatments for cystic fibrosis that concluded in December 2005.
Interest:
The increase in interest income is attributable to the greater level of funds invested during fiscal 2007. The Group started the current fiscal year with $98 million of cash and bank accepted bills of exchange. By contrast the Group started the 2006 fiscal year with $33 million of cash and bank accepted bills of exchange, to which was added approximately $80 million in November 2005 from the capital raising undertaken in Australia and the United States.

4

Research & development expenses:
Research & development expenses for 2007 were $23.8 million, an increase of 40 percent compared to 2006. There are five components to the research & development expenses:
The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for one percent of our total research and development expenditure in the current year. This unit was closed during the year following the expansion of the Group’s research unit at North Ryde.
During the financial year we expanded the Group’s drug discovery unit based at North Ryde. This unit accounted for approximately five percent of our total research and development expenditure in the current year. It is focused on autoimmune and respiratory drug discovery. The combined expenditure of the North Ryde facilities and the Australian National University increased by approximately ten percent in the current year and accounted for approximately two percent of the increase in overall research & development expenditure during the current year.
The preclinical development unit located at the Frenchs Forest facility accounted for approximately ten percent of our total research and development expenditure in current year and increased by approximately twenty two percent compared to the 2006 financial year. This unit is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area. Over ninety five percent of expenditure in the current year related to Bronchitol long term safety studies. This area of research accounted for approximately six percent of the increase in overall research & development expenditure during the current year.
The clinical unit located at our Frenchs Forest facility accounted for approximately fifty eight percent of our total research and development expenditure in the current year and increased by approximately thirty four percent compared to the 2006 financial year. The clinical unit designs and manages the clinical trials run by Pharmaxis. The majority of the expenditures of this unit are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the number of clinical trials ongoing during fiscal 2007. This area of research accounted for approximately fifty one percent of the increase in overall research & development expenditure during the current year.
The manufacturing facility at Frenchs Forest is predominantly focused on producing material for clinical trials and developing enhanced manufacturing processes. Manufacturing expenses for the financial year have therefore mainly been classified as a research & development expenditure, with the small amount of expenses relating to the Aridol product sold classified as cost of sales. Manufacturing accounted for approximately twenty six percent of our total research and development expenditure in the current year and increased by approximately eighty percent compared to the 2006 financial year, reflecting additional manufacturing capacity/productivity research and product stability studies required to support registration applications. This area of expenditure accounted for approximately forty one percent of the increase in overall research & development expenditure during the current year.
Commercial expenses:
The commercial department is responsible for sales and marketing. Commercial expenses for the 2007 financial year were $3.2 million, an increase of approximately 67 percent over the 2006 financial year. The commercial launch of Aridol in Australia and preparation for the full commercial launch in Europe resulted in additional one time expenses over and above the first full year of costs associated with the hiring of a sales and marketing team late in the 2006 financial year in Australia and Europe. In addition costs were incurred obtaining detailed global market information in relation to bronchiectasis.
Administration expenses:
Administration expenses include accounting, administration, office, recruitment, legal and public company costs. Administration expenses for the current year were $4.6 million, an increase of 5 percent over the prior comparable period.
Income tax expense:
Income tax expense relates to income generated by the Group’s UK subsidiary which was incorporated during the 2006 year and is currently reimbursed for its expenditures on a cost plus basis upon which tax is payable.

5

Status of audit (Appendix 4E items 15 to 17)
This preliminary final report is based on accounts which have been audited. The audit report, which was unqualified, will be made available when the Company lodges its complete Directors’ and Financial Reports.

6

Attachment 1
Pharmaxis Ltd
Annual financial report — 30 June 2007
This financial report covers both Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiary. The financial report is presented in the Australian currency.
Pharmaxis Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Pharmaxis Ltd
Unit 2, 10 Rodborough Road
Frenchs Forest, Australia 2086.
A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities in the directors’ report which is not part of this financial report.
The financial report was authorised for issue by the directors on 9th August 2007. The company has the power to amend and reissue the financial report.
Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the company. Press releases, financial reports and other information are available at our website: www.pharmaxis.com.au.

Pharmaxis Ltd
Income statements
For the year ended 30 June 2007

		Consolidated		Parent entity
		2007	2006	2007	2006
	Notes	$’000	$’000	$’000	$’000
Revenue from continuing operations

Revenue from sale of goods	2	205	8	205	8
Cost of sales		(49)	(2)	(49)	(2)

Gross profit		156	6	156	6

Other revenue	2	5,278	4,282	5,278	4,282
Other income	3	2,152	1,299	2,152	1,299

Other expenses from ordinary activities	4
Research & development expenses		(23,840)	(16,978)	(23,865)	(16,978)
Commercial expenses		(3,240)	(1,946)	(3,303)	(1,970)
Administration expenses		(4,666)	(4,391)	(4,672)	(4,391)

Loss before income tax		(24,160)	(17,728)	(24,254)	(17,752)
Income tax expense	5	(19)	(5)	—	—

Loss for the year		(24,179)	(17,733)	(24,254)	(17,752)

Earnings per share:		Cents	Cents	Cents	Cents
Basic earnings / (loss) per share	28	(13.6)	(11.1)	(13.7)	(11.1)
Diluted earnings / (loss) per share	28	(13.6)	(11.1)	(13.7)	(11.1)
The above income statements should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Balance sheets
As at 30 June 2007

			Consolidated				Parent entity
			2007		2006		2007		2006
	Notes		$	’000	$	’000	$	’000	$	’000
ASSETS
Current assets
Cash and cash equivalents	6			76,182		97,840		76,095		97,822
Trade and other receivables	7			1,026		1,371		1,020		1,371
Inventories	8			79		100		79		100

Total current assets				77,287		99,311		77,194		99,293

Non-current assets
Receivables	9			221		284		216		284
Other financial assets	10			380		272		378		267
Plant and equipment	11			3,521		3,205		3,504		3,205
Intangible assets	12			1,239		1,195		1,239		1,195

Total non-current assets				5,361		4,956		5,337		4,951

Total assets				82,648		104,267		82,531		104,244

LIABILITIES
Current liabilities
Trade and other payables	13			5,944		5,257		5,945		5,259
Other liabilities	14			6		48		6		48
Current tax liabilities				24		5		—		—

Total current liabilities				5,974		5,310		5,951		5,307

Non-current liabilities
Provisions	15			115		63		115		63
Other liabilities	16			—		6		—		6

Total non-current liabilities				115		69		115		69

Total liabilities				6,089		5,379		6,066		5,376

Net assets				76,559		98,888		76,465		98,868

EQUITY
Contributed equity	17			135,108		134,745		135,108		134,745
Reserves	18	(a)		4,009		2,522		4,009		2,521
Accumulated losses	18	(b)		(62,558)		(38,379)		(62,652)		(38,398)

Total equity				76,559		98,888		76,465		98,868

The above balance sheets should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Statements of changes in equity
For the year ended 30 June 2007

			Consolidated		Parent entity
			2007	2006	2007	2006
	Notes		$’000	$’000	$’000	$’000
Total equity at the beginning of the financial year			98,888	35,467	98,868	35,467

Exchange differences on translation of foreign operations	18	(a)	(1)	1	—	—

Net income recognised directly in equity			(1)	1	—	—
Loss for the year			(24,179)	(17,733)	(24,254)	(17,752)

Total recognised income and expense for the year			(24,180)	(17,732)	(24,254)	(17,752)

Contributions of equity, net of transaction costs	17	(a)	363	80,029	363	80,029
Employee share options	18	(a)	1,488	1,124	1,488	1,124

Total equity at the end of the financial year			76,559	98,888	76,465	98,868

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Cash flow statements
For the year ended 30 June 2007

		Consolidated		Parent entity
		2007	2006	2007	2006
	Notes	$’000	$’000	$’000	$’000
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		191	1	191	1
Payments to suppliers and employees (inclusive of goods and services tax)		(28,458)	(18,960)	(28,559)	(18,978)

		(28,267)	(18,959)	(28,368)	(18,977)
Research grant receipts from government		2,292	902	2,292	902
Interest received		5,278	4,282	5,278	4,282

Net cash outflow from operating activities	27	(20,697)	(13,775)	(20,798)	(13,793)

Cash flows from investing activities
Payments for plant and equipment		(1,182)	(1,572)	(1,133)	(1,572)
Proceeds from disposal of plant and equipment		52	—	33	—
Payments for intangible assets		(192)	(232)	(192)	(232)

Net cash outflow from investing activities		(1,322)	(1,804)	(1,292)	(1,804)

Cash flows from financing activities
Proceeds from issues of shares		363	87,080	363	87,080
Share issue transaction costs		—	(7,051)	—	(7,051)

Net cash inflow from financing activities		363	80,029	363	80,029

Net (decrease) / increase in cash and cash equivalents		(21,656)	64,450	(21,727)	64,432
Cash and cash equivalents at the beginning of the financial year		97,840	33,390	97,822	33,390
Effects of exchange rate changes on cash and cash equivalents		(2)	—	—	—

Cash and cash equivalents at the end of the financial year	6	76,182	97,840	76,095	97,822

The above cash flow statements should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
Contents of the notes to the financial statements

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
1. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiary.
(a) Basis of preparation
This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
Compliance with IFRSs
Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Pharmaxis Ltd comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure. Early adoption of standards
The Group has elected to apply the following pronouncement to the annual reporting period beginning 1 July 2006:
• revised AASB 101 Presentation of Financial Statements (issued October 2006)
This includes applying the pronouncement to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. No adjustments to any of the financial statements were required for the above pronouncement, but certain diosclosures are no longer required and have therefore been omitted.
Historical cost convention
These financial statements have been prepared under the historical cost convention.
Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Management believe that any estimation uncertainty would not have a significant risk of causing a material adjustment to the carrying values of assets and liabilities and no judgements were made that could have significant effects on the amounts recognised in the financial report.
(b) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Pharmaxis Ltd (''company’’ or ''parent entity’’) as at 30 June 2007 and the results of all subsidiaries for the year then ended. Pharmaxis Ltd and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Pharmaxis Ltd.
(c) Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
1. Summary of significant accounting policies (continued)
(d)	Foreign currency translation
(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Pharmaxis Ltd’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(iii)	Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.
(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Revenue is recognised for the major business activities as follows:
(i)	Sale of goods

Sales revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recorded when goods have been dispatched and title passes to the customer.

(ii)	Interest income
Interest income is recognised on a time proportion basis using the effective interest method, see note 1(j).
(f) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company recognises the income only when the relevant expenditure has been incurred.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
1. Summary of significant accounting policies (continued)
(g) Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.
Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.
(h) Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases (note 22). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
(i) Impairment of assets
Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.
(j) Cash and cash equivalents
For purposes of the statement of cash flows, cash includes cash on hand, deposits at call and bank accepted commercial bills, which are subject to an insignificant risk of changes in value.
Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.
(k) Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from date of invoice.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
1. Summary of significant accounting policies (continued)
(l) Inventories
Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
(m) Plant and equipment
Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Plant and equipment	5 – 10 years
Computer equipment	4 years
Leasehold improvements	1.5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(i)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.
(n)	Intangible assets

(i)	Patents

Patents have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the patents over their estimated useful lives, which vary from 12 to 20 years.

(ii)	Trademarks

Trademarks have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the trademarks over their estimated useful lives, which are assessed as 20 years.

(iii)	Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. Other development expenditures that do not meet these criteria are recognised as an expense as incurred.

(iv)	Software

Software licenses are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the software over their estimated useful lives, which vary from 3 to 5 years.

(o)	Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition and receipt of a valid invoice.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
1. Summary of significant accounting policies (continued)
(p) Employee benefits
(i)	Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii)	Retirement benefit obligations

Contributions to defined contribution funds are recognised as an expense as they become payable.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Pharmaxis Employee Option Plan. Information relating to these schemes is set out in note 30. The fair value of options granted under the option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underling share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, performance targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(v)	Bonus plans

The Group recognises a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(vi)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(q)	Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options (net of recognised tax benefits) are shown in equity as a deduction from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
1. Summary of significant accounting policies (continued)
(r)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing net result after income tax attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. At present, the potential ordinary shares are anti-dilutive, and have therefore not been included in the dilutive earnings per share calculations.
(s) Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
(t) Rounding of amounts
The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the ''rounding off’’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.
(u) New accounting standards and AASB interpretations
Certain new accounting standards and AASB interpretations have been published that are not mandatory for the year ended 30 June 2007 reporting period. The group’s assessment of the impact of these new standards and interpretations is set out below.
(i)	AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments was issued in April 2007

This standard reinstates some of the options that exist in the international board’s pure IFRS which were removed by the AASB when it promulgated Australian equivalents (AIFRS) in Australia. It also removes some of the additional disclosure requirements added to AIFRS by the AASB. The significant options reinstated are the option to use the indirect method of presenting cash flow statements and the option to use proportionate consolidation for accounting for investments in joint venture entities.

The group intends to prepare the cashflow statements using the direct method. Proportionate consolidation is not applicable as the group has no investments in joint ventures.

(ii)	AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards

[AASB 132, AASB 101, AASB114, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s financial instruments.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
1.	Summary of significant accounting policies (continued)

(u)	New accounting standards and AASB interpretations (continued)

(iii)	AASB-I 11 AASB 2 — Group and Treasury Share Transactions and AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11

AASB-I 11 and AASB 2007-1 are effective for annual reporting periods commencing on or after 1 March 2007. AASB-I 11 addresses whether certain types of share-based payment transactions should be accounted for as equity-settled or as cash settled transactions and specifies the accounting in a subsidiary’s financial statements for share-based payment arrangements involving equity instruments of the parent. The Group will apply AASB-I 11 from 1 July 2007, but it is not expected to have any impact on the Group’s financial statements.

(iv)	AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8

AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments.

The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
2. Revenue

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Sales revenue
Sale of goods	205	8	205	8

Other revenue
Interest	5,278	4,282	5,278	4,282

3. Other income

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Government grants	2,152	1,299	2,152	1,299

Government grants comprised the following:
i.	R&D START program grants of $47,862 (2006: $444,313).

ii.	Australian Government’s Pharmaceuticals Partnerships Program (“P3”) grants of $1,954,592 (2006: $848,476).

iii.	Export Market Development grants of $150,000 (2006: $6,135 NSW DSRD).
Refer Note 21 for additional information on the nature and extent of grants recognised and conditions associated with the grants.
4. Expenses

	Consolidated		Parent entity
	2007	2006	2007	2006
Loss before income tax includes the following specific expenses:	$’000	$’000	$’000	$’000
Depreciation (note 11)
Plant and equipment	631	592	629	592
Computer equipment	109	77	108	77
Leasehold improvements	51	26	51	26

Total depreciation	791	695	788	695
Impairment of plant & equipment (note 11)	—	109	—	109
Amortisation (note 12)
Patents	92	91	92	91
Trademarks	3	—	3	—
Software	53	6	53	6

Total amortisation	148	97	148	97
Impairment of intangible assets (note 12)	—	46	—	46
Net loss on disposal of plant and equipment	24	40	14	40
Rental expense relating to operating leases	459	371	426	371
Net foreign exchange losses	47	5	49	5
Employee benefits expense
Defined contribution superannuation expense	454	337	423	329
Other employee benefits expenses	9,007	5,498	8,400	5,340

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
5. Income tax expense

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
(a) Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax expense	(24,160)	(17,728)	(24,254)	(17,752)

Tax at the Australian tax rate of 30% (2006 - 30%)	(7,248)	(5,320)	(7,276)	(5,325)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Share-based payments	446	337	446	337
Government research tax incentives	(1,900)	(1,556)	(1,900)	(1,556)
Sundry items	8	(9)	8	(9)

	(8,694)	(6,548)	(8,722)	(6,553)
Under provision in prior years	(251)	(370)	(251)	(370)
Difference in overseas tax rates	(9)	—	—	—

Total	(8,954)	(6,918)	(8,973)	(6,923)
Deferred tax benefits not recognised	8,973	6,923	8,973	6,923

Income tax expense	19	5	—	—

(b) Deferred tax balances
Deferred tax asset comprises temporary differences attributable to the following:
Interest and Grant receivables	(231)	—	(231)	—
Employee benefits	156	105	150	105
Share capital raising costs	1,637	2,313	1,637	2,313
Revenue in advance	2	16	2	16

	1,564	2,434	1,558	2,434
Deferred tax assets attributable to temporary differences which are not recognised	(1,564)	(2,434)	(1,558)	(2,434)

	—	—	—	—

(c) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	79,219	47,880	79,219	47,880

Potential tax benefit @ 30%	23,766	14,364	23,766	14,364

All unused tax losses were incurred by the parent entity.
6. Current assets – Cash and cash equivalents

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Cash at bank and in hand	693	342	606	324
Deposits at call	1,994	349	1,994	349
Bank accepted commercial bills	73,495	97,149	73,495	97,149

	76,182	97,840	76,095	97,822

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
6. Current assets – Cash and cash equivalents (continued)
The weighted average interest rate on cash and bank balances is 5.1% (2006: 3.9%).
Bank accepted commercial bills mature in July, August and September 2007. The weighted average interest rate on the bank accepted commercial bills is 6.30% (2006: 5.8%).
Refer to note 29 for information on financial risks.
7. Current assets – Trade and other receivables

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Trade receivables	34	7	34	7
Provision for doubtful debts	—	—	—	—

	34	7	34	7
Government research grants receivable	407	400	407	400
Prepayments	386	781	386	781
Other receivables	199	183	193	183

	1,026	1,371	1,020	1,371

8. Current assets – Inventories

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Raw materials - at cost	61	37	61	37
Work-in-progress - at cost	15	—	15	—
Finished goods - at cost	3	63	3	63

	79	100	79	100

9. Non-current assets – Receivables

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Other receivables	5	—	—	—
Prepayments	216	284	216	284

	221	284	216	284

10. Non-current assets – Other financial assets

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Shares in subsidiaries (note 24)	—	—	—	—
Security deposits	380	272	378	267

	380	272	378	267

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
10. Non-current assets – Other financial assets (continued)
The amount of the shares held in subsidiaries is $2 which has been rounded to $Nil for the purposes of disclosure. This is stated at cost.
The security deposits are held at fair value.
11. Non-current assets – Plant and equipment

	Plant and	Computer	Leasehold
	equipment	equipment	improvements	Total
Consolidated	$’000	$’000	$’000	$’000
At 1 July 2005
Cost	3,280	219	165	3,664
Accumulated depreciation	(1,007)	(68)	(112)	(1,187)

Net book amount	2,273	151	53	2,477

Year ended 30 June 2006
Opening net book amount	2,273	151	53	2,477
Additions	1,302	270	—	1,572
Disposals	(25)	(15)	—	(40)
Depreciation charge	(592)	(77)	(26)	(695)
Impairment charge (*)	(109)	—	—	(109)

Closing net book amount	2,849	329	27	3,205

At 30 June 2006
Cost	4,532	435	162	5,129
Accumulated depreciation and impairment	(1,683)	(106)	(135)	(1,924)

Net book amount	2,849	329	27	3,205

Year ended 30 June 2007
Opening net book amount	2,849	329	27	3,205
Additions	808	182	192	1,182
Disposals	(74)	(1)	—	(75)
Depreciation charge	(631)	(109)	(51)	(791)

Closing net book amount	2,952	401	168	3,521

At 30 June 2007
Cost	5,223	614	354	6,191
Accumulated depreciation and impairment	(2,271)	(213)	(186)	(2,670)

Net book amount	2,952	401	168	3,521

(*)	The impairment charge relates to the write-down of an item of plant & equipment which was taken out-of-service.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
12. Non-current assets – Intangible assets

	Patents	Trademarks	Software	Total
Consolidated and parent	$’000	$’000	$’000	$’000
At 1 July 2005
Cost	1,589	2	—	1,591
Accumulated amortisation	(485)	—	—	(485)

Net book amount	1,104	2	—	1,106

Year ended 30 June 2006
Opening net book amount	1,104	2	—	1,106
Additions	31	57	144	232
Impairment charge (*)	(46)	—	—	(46)
Amortisation charge	(91)	—	(6)	(97)

Closing net book amount	998	59	138	1,195

At 30 June 2006
Cost	1,574	59	144	1,777
Accumulated amortisation and impairment	(576)	—	(6)	(582)

Net book amount	998	59	138	1,195

Year ended 30 June 2007
Opening net book amount	998	59	138	1,195
Additions	34	6	152	192
Amortisation charge	(92)	(3)	(53)	(148)

Closing net book amount	940	62	237	1,239

At 30 June 2007
Cost	1,608	65	296	1,969
Accumulated amortisation and impairment	(668)	(3)	(59)	(730)

Net book amount	940	62	237	1,239

(*)	The impairment charge relates to the write-down of Patent Family 6 which was allowed to lapse.
13. Current liabilities – Trade and other payables

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Trade payables	2,654	813	2,625	813
Other payables	3,290	4,444	3,113	4,390
Trade payables to subsidiary	—	—	207	56

	5,944	5,257	5,945	5,259

14. Current liabilities – Other liabilities

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Deferred government research grants	6	48	6	48

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
15. Non-current liabilities – Provisions

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Employee benefits — long service leave	115	63	115	63

16. Non-current liabilities – Other liabilities

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Deferred government research grants	—	6	—	6

17. Contributed equity

			Parent entity		Parent entity
			2007	2006	2007	2006
	Notes		Shares	Shares	$’000	$’000
(a) Share capital
Ordinary shares	(b),	(c)
Fully paid			177,949,217	176,903,592	135,108	134,745

Movements in ordinary share capital:

		Number of
Date	Details	shares	Issue price	$’000
1 July 2005	Opening balance	134,770,092		54,716
5 August 2005	Exercise of employee options	40,000	$0.3125	12
9 September 2005	Exercise of employee options	72,000	$0.3125	23
9 September 2005	Exercise of employee options	100,000	$0.1250	12
6 October 2005	Exercise of employee options	16,000	$0.3125	5
11 November 2005	Public offering on US Nasdaq Global Market	19,500,000	$2.1899	42,703
11 November 2005	Private placement on ASX	19,900,000	$2.2000	43,780
17 November 2005	Exercise of employee options	48,000	$0.3125	15
9 December 2005	Exercise of employee options	7,500	$0.5080	4
31 January 2006	Exercise of employee options	640,000	$0.1250	80
10 February 2006	Exercise of employee options	30,000	$0.3125	9
4 May 2006	Exercise of employee options	300,000	$0.3125	94
6 June 2006	Exercise of employee options	640,000	$0.1250	80
6 June 2006	Exercise of employee options	840,000	$0.3125	263
	Less: Transaction costs on share issue	—		(7,051)

30 June 2006	Balance	176,903,592		134,745
19 July 2006	Exercise of employee options	56,000	$0.3125	18
19 July 2006	Exercise of employee options	1,500	$1.7900	3
4 September 2006	Exercise of employee options	10,000	$0.3125	3
19 October 2006	Exercise of employee options	60,000	$0.1250	7
19 October 2006	Exercise of employee options	160,000	$0.3125	50

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
17. Contributed equity (continued)

		Number of
Date	Details	shares	Issue price	$’000
19 October 2006	Exercise of employee options	25,000	$1.7900	45
6 November 2006	Exercise of employee options	10,000	$0.3125	3
27 November 2006	Exercise of employee options	2,500	$1.1470	3
27 November 2006	Exercise of employee options	10,000	$0.3125	3
27 November 2006	Exercise of employee options	1,500	$1.7900	3
7 December 2006	Exercise of employee options	1,875	$1.7900	3
7 December 2006	Exercise of employee options	110,000	$0.3125	34
7 December 2006	Exercise of employee options	2,500	$0.8340	2
7 December 2006	Exercise of employee options	1,250	$1.7900	2
16 January 2007	Exercise of employee options	3,000	$1.7900	5
23 January 2007	Exercise of employee options	1,500	$1.7900	3
26 February 2007	Exercise of employee options	5,000	$0.8340	4
18 April 2007	Exercise of employee options	12,000	$0.3125	4
23 April 2007	Exercise of employee options	300,000	$0.3125	94
5 June 2007	Exercise of employee options	12,000	$0.3125	4
19 June 2007	Exercise of employee options	150,000	$0.3125	47
21 June 2007	Exercise of employee options	60,000	$0.1250	7
29 June 2007	Exercise of employee options	50,000	$0.3125	16

		177,949,217		135,108

(b)	Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.
(c)	Options
Information relating to the Pharmaxis Employee Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in note 30.
18. Reserves and accumulated losses

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
(a) Reserves

Share-based payments reserve	4,009	2,521	4,009	2,521
Foreign currency translation reserve	—	1	—	—

	4,009	2,522	4,009	2,521

Share-based payments reserve
Balance 1 July	2,521	1,397	2,521	1,397
Option expense	1,488	1,124	1,488	1,124

Balance 30 June	4,009	2,521	4,009	2,521

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
18. Reserves and accumulated losses (continued)

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Foreign currency translation reserve Balance 1 July
Balance 1 July	1	—	—	—

Currency translation differences arising during the year	(1)	1	—	—

Balance 30 June	—	1	—	—

(b)	Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Balance 1 July	(38,379)	(20,646)	(38,398)	(20,646)
Net loss for the year	(24,179)	(17,733)	(24,254)	(17,752)

Balance 30 June	(62,558)	(38,379)	(62,652)	(38,398)

(c)	Nature and purpose of reserves

(i)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options granted.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(d).
19. Key management personnel disclosures
(a)	Directors

The following persons were directors of Pharmaxis Ltd during the financial year:

(i)	Chairman — non-executive

Denis Michael Hanley

(ii)	Executive director

Alan Duncan Robertson (Managing Director and Chief Executive Officer)

(iii)	Non-executive directors

Brigitte Helen Smith (resigned 26 October 2006)

Charles Peter Hunt Kiefel

Malcolm John McComas

Peter Craig Farrell

John Villiger (appointed 15 November 2006)

(b)	Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
19. Key management personnel disclosures (continued)

Name	Position	Employer
John Francis Crapper	Chief Operations Officer	Pharmaxis Ltd
Ian Alexander McDonald	Chief Scientific Officer	Pharmaxis Ltd
Brett Charlton	Medical Director	Pharmaxis Ltd
David Morris McGarvey	Chief Financial Officer	Pharmaxis Ltd
Gary Jonathan Phillips	Commercial Director	Pharmaxis Ltd
All of the above persons were also key management persons during the year ended 30 June 2006. W B Cowden (Chief Scientific Officer) ceased to be a member of key management personnel effective 30 June 2006.

(c)	Key management personnel compensation

	Consolidated		Parent entity
	2007	2006	2007	2006
	$	$	$	$
Short-term employee benefits	1,796,306	1,761,612	1,796,306	1,761,612
Post-employment benefits	137,053	132,118	137,053	132,118
Long-term benefits	30,311	16,895	30,311	16,895
Share-based payments	690,429	600,666	690,429	600,666

	2,654,099	2,511,291	2,654,099	2,511,291

The company has taken advantage of the relief provided by Corporations Regulations and has transferred the detailed remuneration disclosures to the directors’ report. The relevant information can be found in the remuneration report section of the Directors’ Report.

(d)	Equity instrument disclosures relating to key management personnel

(i)	Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report section of the Directors’ Report.

(ii)	Option holdings

The number of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and other key management personnel of the Group, including their personally related parties, are set out below.

				Other		Vested and
	Balance at	Granted during	Exercised	changes	Balance at	exercisable at
2007	the start of	the year as	during the	during the	the end of the	the end of the
Name	the year	compensation	year	year	year	year
Directors of Pharmaxis Ltd
DM Hanley	1,080,000	40,000	—	—	1,120,000	1,100,000
AD Robertson	2,230,000	150,000	—	—	2,380,000	2,192,500
CPH Kiefel	220,000	48,957	(200,000)	—	68,957	58,957
MJ McComas	220,000	20,000	—	—	240,000	230,000
PC Farrell	—	220,000	—	—	220,000	70,000
J Villiger	—	—	—	—	—	—
Other key management personnel of the Group
JF Crapper	760,000	100,000	(300,000)	—	560,000	435,000
IA McDonald	220,000	100,000	—	—	320,000	160,000
B Charlton	1,065,000	105,000	(110,000)	—	1,060,000	928,750
DM McGarvey	1,060,000	100,000	—	—	1,160,000	1,035,000
GJ Phillips	605,000	100,000	—	—	705,000	577,500

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
19. Key management personnel disclosures (continued)

				Other		Vested and
	Balance at	Granted during	Exercised	changes	Balance at	exercisable at
2006	the start of	the year as	during the	during the	the end of the	the end of the
Name	the year	compensation	year	year	year	year
Directors of Pharmaxis Ltd
DM Hanley	1,040,000	40,000	—	—	1,080,000	1,050,000
AD Robertson	2,080,000	150,000	—	—	2,230,000	2,117,500
CPH Kiefel	200,000	20,000	—	—	220,000	155,000
MJ McComas	200,000	20,000	—	—	220,000	155,000
Other key management personnel of the Group
WB Cowden (*)	1,600,000	100,000	(1,480,000)	—	220,000	145,000
JF Crapper	960,000	100,000	(300,000)	—	760,000	565,000
IA McDonald	200,000	20,000	—	—	220,000	92,500
B Charlton	1,600,000	105,000	(640,000)	—	1,065,000	986,250
DM McGarvey	960,000	100,000	—	—	1,060,000	985,000
GJ Phillips	500,000	105,000	—	—	605,000	463,750

(*)	W B Cowden ceased to be a member of key management personnel effective 30 June 2006.
(iii)	Share holdings

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and other key management personnel of the Group, including their close family members, are set out below. (Close members of the family of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity).

		Received during
		the year on the		Balance at
2007	Balance at the	exercise of	Other changes	the end of the
Name	start of the year	options	during the year	year
Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	774,661	—	10,000	784,661
AD Robertson	100,000	—	—	100,000
CPH Kiefel	200,000	200,000	(200,000)	200,000
MJ McComas	139,999	—	—	139,999
BH Smith (1)	—	—	—	—
P Farrell	101,645	—	—	101,645
J Villiger	—	—	—	—
Other key management personnel of the Group
Ordinary shares
JF Crapper	2,000	300,000	(300,000)	2,000
IA McDonald	—	—	—	—
B Charlton	660,000	110,000	(750,000)	20,000
DM McGarvey	45,000	—	—	45,000
GJ Phillips	6,664	—	—	6,664

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
19. Key management personnel disclosures (continued)

		Received during
		the year on the		Balance at
2006	Balance at the	exercise of	Other changes	the end of the
Name	start of the year	options	during the year	year
Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	734,661	—	40,000	774,661
AD Robertson	100,000	—	—	100,000
CPH Kiefel	350,000	—	(150,000)	200,000
MJ McComas	139,999	—	—	139,999
BH Smith (1)	—	—	—	—
P Farrell	—	—	101,645	101,645
Other key management personnel of the Group
Ordinary shares
WB Cowden	—	1,480,000	(1,460,000)	20,000
JF Crapper	72,000	300,000	(370,000)	2,000
IA McDonald	—	—	—	—
B Charlton	20,000	640,000	—	660,000
DM McGarvey	45,000	—	—	45,000
GJ Phillips	26,664	—	(20,000)	6,664

(1)	BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, held 14,307,220 shares as at 30 June 2006. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, held 7,481,890 shares as at 30 June 2006. BH Smith was not a director as at 30 June 2007.
(e)	Other transactions with key management personnel
There were no other transactions with key management personnel during the year ended 30 June 2007.
20. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity
	2007	2006	2007	2006
	$	$	$	$
(a) Assurance services

Audit services
PricewaterhouseCoopers Australian firm
Audit and review of financial reports and other audit work under the Corporations Act 2001	149,425	137,000	149,425	137,000
Audit of US GAAP financial report	30,000	20,000	30,000	20,000
Related practices of PricewaterhouseCoopers Australian firm
Audit of US GAAP financial report	83,340	76,176	83,340	76,176
Non-PricewaterhouseCoopers audit firm for the audit of the financial report of Pharmaxis Pharmaceuticals Limited	20,104	—	—	—

Total remuneration for audit services	282,869	233,176	262,765	233,176

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
20. Remuneration of auditors (continued)

	Consolidated		Parent entity
	2007	2006	2007	2006
	$	$	$	$
Other assurance services

PricewaterhouseCoopers Australian firm
Audit of government research grant claims	6,500	10,500	6,500	10,500
Review of the December 2006 US GAAP interim financial statements including December 2005 comparatives for the filing of the shelf F-3 document	22,175	—	22,175	—
Purchasing & payables process review	18,500	—	18,500	—
Sarbanes Oxley readiness review	43,092	—	43,092	—
Audit of Form 20-F, lodged with the United States Securities and Exchange Commission in relation to the listing of the company on NASDAQ	—	80,879	—	80,879
Related practices of PricewaterhouseCoopers
Australian firm
Review of Shelf F-3 document	61,542	—	61,542	—
Audit of Form 20-F, lodged with the United States Securities and Exchange Commission in relation to the listing of the company on NASDAQ	—	353,597	—	353,597

Total remuneration for other assurance services	151,809	444,976	151,809	444,976

Total remuneration for assurance services	434,678	678,152	414,574	678,152

(b) Non-audit services

Taxation services
PricewaterhouseCoopers Australian firm
International tax consulting and tax advice	9,986	25,973	9,986	25,973
Tax compliance services	12,000	—	12,000	—

Total remuneration for taxation services	21,986	25,973	21,986	25,973

Total remuneration for non-audit services	21,986	25,973	21,986	25,973

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important.
21. Contingent liabilities
The parent entity and Group had contingent liabilities at 30 June 2007 in respect of:
Government grants
The company has received three separate Australian Government research grants under the R&D START Program, all three of which have been completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:
a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)	upon termination of a grant due to breach of agreement or insolvency.
The company continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 30 June 2007 was $4,707,817 (2006: $4,707,817).

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
21. Contingent liabilities (continued)
The company received $1,954,592 (2006: $848,476) under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”) during the financial year. The Government may require the company to repay all or some of the amount of the grant together with interest in any of the following circumstances:
a)	the Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the company or insolvency.
Other
The company has entered into an agreement with Macquarie Goodman to underwrite costs incurred as part of a development application for the proposed development of a purpose built facility. In the event that an Agreement of Lease is not entered into between the company and Macquarie Goodman in connection with the proposed development the company will be required to pay $40,000 toward to the DA submission.
Guarantees
The company’s bankers have issued a bank guarantee of $177,168 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.
The company’s bankers have issued a bank guarantee of GBP40,000 in relation to corporate credit card facilities provided by an overseas affiliate of the banker to Pharmaxis Pharmaceuticals Limited. This bank guarantee is secured by a deposit held at the bank.
22. Commitments
(a)	Capital Commitments
Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Plant and equipment
Payable: Within one year	85	396	85	396

(b) Lease Commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	401	389	401	389
Later than one year but not later than five years	1,071	1,389	1,071	1,389

	1,472	1,778	1,472	1,778

(i) Operating leases
The Group leases various offices under non-cancellable operating leases expiring within one to five years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.
(ii) Other commitments
The company has in place a number of contracts with consultants and contract research organisations in relation to its research and development activities. The terms of these contracts are for relatively short periods of time and allow for the contracts to be terminated with relatively short notice periods. The actual committed expenditure arising under these contracts is therefore not material.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
23. Related party transactions
(a)	Parent entities

The parent entity within the Group is Pharmaxis Ltd (incorporated in Australia).

(b)	Subsidiaries

Interests in subsidiaries are set out in note 24.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 19.

(d)	Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent entity
	2007	2006	2007	2006
	$	$	$	$
Rental income of plant and equipment to subsidiary	—	—	—	414

Marketing, clinical and administration services expenditure paid to subsidiary	—	—	1,157,829	273,287
(e) Outstanding balances arising from transactions
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity
	2007	2006	2007	2006
	$	$	$	$
Current payables

Subsidiaries	—	—	206,622	55,721
(f) Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates pursuant to a Contract for Services. Under the contract the parent entity is required to pay for services within 30 days of receipt, with interest penalty clauses applying after 90 days.
Outstanding balances are unsecured and are repayable in cash.
24. Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary in accordance with the accounting policy described in note 1(b):

			Equity holding
	Country of		2007	2006
Name of entity	incorporation	Class of shares	%	%
Pharmaxis Pharmaceuticals Limited	United Kingdom	Ordinary	100	100
Pharmaxis Pharmaceuticals Limited (previously known as Pharmaxis UK Limited) was incorporated on 3rd February 2006. Its results have been consolidated from this date.

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
25. Events occurring after the balance sheet date
No matter or circumstance has arisen since 30 June 2007 that has significantly affected, or may significantly affect:
(a) the company’s operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the company’s state of affairs in future financial years.
26. Financial reporting by segments
The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.
The company operates predominantly in one geographical area, being Australia.
27. Reconciliation of loss after income tax to net cash outflows from operating activities

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Loss for the year	(24,179)	(17,733)	(24,254)	(17,752)
Depreciation and impairment of plant & equipment	791	804	788	804
Amortisation and impairment of intangibles	148	143	148	143
Non-cash employee benefits expense — share-based payments	1,488	1,124	1,488	1,124
Net loss on disposal of non-current assets	24	40	14	40
Change in operating assets and liabilities
Increase in trade debtors	(27)	(7)	(27)	(7)
Decrease / (increase) in inventories	21	(100)	21	(100)
Decrease / (increase) in other operating assets	327	(956)	334	(951)
Increase in trade creditors	1,841	56	1,812	56
(Decrease) / increase in other operating liabilities	(1,183)	2,817	(1,174)	2,813
Increase in other provisions	52	37	52	37

Net cash outflow from operating activities	(20,697)	(13,775)	(20,798)	(13,793)

28. Earnings per share

	Consolidated
	2007	2006
	Cents	Cents
(a) Basic earnings per share

Loss attributable to the ordinary equity holders of the company	(13.6)	(11.1)

(b) Diluted earnings per share

Loss attributable to the ordinary equity holders of the company	(13.6)	(11.1)

(c) Weighted average number of shares used as the denominator

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	177,285,390	160,349,332

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
28. Earnings per share (continued)
(d)	Information concerning the classification of securities

Options

Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Given the entity is currently loss making, the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation. Details relating to the options are set out in note 30.
29. Financial risk management
(a)	Net fair value of financial assets and liabilities

The directors consider the carrying amount of trade debtors and other receivables, trade and other accounts payable and employee entitlements to approximate their net fair values.

(b)	Credit risk exposure

The Group manages its credit risk on bank accepted bills by spreading these bills across three major Australian banks.

(c)	Other risk exposures

Liquidity, cashflow and fair value interest rate risks are minimised by maintaining a short term maturity profile on bank accepted bills.
30. Share-based payments
(a) Employee Option Plan
The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. Once vested, the options remain exercisable for up to 10 years from the grant date or termination of employment (whichever is earlier). For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives.
Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.
The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.
Set out below are details of options exercised during the year and number of shares issued to employees on the exercise of options.

Year ended 2007			Year ended 2006
	Fair value of			Fair value of
	shares at issue			shares at issue
Exercise date	date	Number	Exercise date	date	Number
19 July 2006	$1.75	56,000	5 August 2005	$1.75	40,000
19 July 2006	$1.75	1,500	9 September 2005	$2.26	72,000
4 September 2006	$2.04	10,000	9 September 2005	$2.20	100,000
19 October 2006	$2.70	60,000	6 October 2005	$2.69	16,000

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
30. Share-based payments (continued)

Year ended 2007			Year ended 2006
	Fair value of			Fair value of
	shares at issue			shares at issue
Exercise date	date	Number	Exercise date	date	Number
19 October 2006	$2.70	160,000	17 November 2005	$2.24	48,000
19 October 2006	$2.70	25,000	9 December 2005	$2.01	7,500
6 November 2006	$2.91	10,000	31 January 2006	$2.00	640,000
27 November 2006	$3.32	2,500	10 February 2006	$2.20	30,000
27 November 2006	$3.32	10,000	4 May 2006	$2.44	300,000
27 November 2006	$3.32	1,500	6 June 2006	$2.08	640,000
7 December 2006	$3.08	1,875	6 June 2006	$2.08	840,000
7 December 2006	$3.08	110,000
7 December 2006	$3.08	2,500
7 December 2006	$3.08	1,250
16 January 2007	$2.99	3,000
23 January 2007	$3.00	1,500
26 February 2007	$3.32	5,000
18 April 2007	$3.60	12,000
23 April 2007	$3.46	300,000
5 June 2007	$3.45	12,000
19 June 2007	$3.30	150,000
21 June 2007	$3.26	60,000
29 June 2007	$3.30	50,000

		1,045,625			2,733,500

The fair value of shares issued on the exercise of options is the closing price at which the company’s shares were traded on the Australian Stock Exchange on the day of the exercise of the options.
There were 7,826,645 vested options at 30 June 2007 (7,772,625 at 30 June 2006). There are no options under escrow (Nil at 30 June 2006). Set out below are summaries of options granted under the plan:

			Balance at	Granted	Exercised	Forfeited	Balance at	Vested at
		Exercise	start of the	during the	during the	during	end of the	end of the
Grant Date	Expiry date	price	year	year	year	the year	year	year
Consolidated and parent entity - 2007			Number	Number	Number	Number	Number	Number
1 Dec 1999	30 Nov 2009	$0.1250	1,120,000	—	—	—	1,120,000	1,120,000
1 July 2000	30 June 2010	$0.1250	60,000	—	60,000	—	—	—
1 Sept 2001	30 August 2011	$0.3125	640,000	—	—	—	640,000	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	60,000	—	100,000	100,000
12 May 2003	30 June 2012	$0.3125	3,502,000	—	380,000	—	3,122,000	3,122,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000	480,000
12 May 2003	30 April 2013	$0.3125	216,000	—	200,000	—	16,000	16,000
1 July 2003	30 June 2013	$0.3125	660,000	—	300,000	—	360,000	360,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000	200,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000	500,000
25 April 2004	24 April 2014	$0.5080	22,500	—	—	—	22,500	15,000
4 June 2004	3 June 2014	$0.4260	15,000	—	—	—	15,000	11,250
2 Feb 2005	1 Feb 2015	$0.8340	255,000	—	7,500	7,500	240,000	147,500

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
30. Share-based payments (continued)

			Balance at	Granted	Exercised	Forfeited	Balance at	Vested at
			start of the	during the	during the	during	end of the	end of the
Grant Date	Expiry date	Exercise	year	year	year	the year	year	year
Consolidated and parent entity - 2007		price	Number	Number	Number	Number	Number	Number
12 May 2005	11 May 2015	$1.1470	330,000	—	2,500	7,500	320,000	185,000
5 Aug 2005	4 August 2015	$1.7900	954,500	—	35,625	118,875	800,000	400,000
17 Oct 2005	16 Oct 2015	$2.7720	155,000	—	—	85,000	70,000	35,000
13 Feb 2005	12 Feb 2016	$2.1940	310,000	—	—	40,000	270,000	67,500
1 June 2006	31 May 2016	$2.0340	111,500	—	—	15,000	96,500	24,125
15 Aug 2006	14 Aug 2016	$1.9170	—	649,500	—	22,250	627,250	156,813
26 Oct 2006	14 Aug 2016	$1.9170	—	278,957	—	—	278,957	166,457
20 Sept 2006	19 Sept 2016	$1.8918	—	72,500	—	25,000	47,500	11,875
26 Oct 2006	15 Mar 2016	$2.0680	—	200,000	—	—	200,000	50,000
14 Dec 2006	13 Dec 2016	$3.0710	—	80,000	—	7,500	72,500	18,125
18 Jun 2007	17 Jun 2017	$3.3155	—	237,500	—	—	237,500	—

Total			9,691,500	1,518,457	1,045,625	328,625	9,835,707	7,826,645

Weighted average exercise price			$0.597	$2.215	$0.347	$2.113	$0.823	$0.512

Consolidated and parent entity - 2006
1 Dec 1999	30 Nov 2009	$0.1250	2,400,000	—	1,280,000	—	1,120,000	1,120,000
1 July 2000	30 June 2010	$0.1250	160,000	—	100,000	—	60,000	60,000
1 Sept 2001	30 August 2011	$0.3125	640,000	—	—	—	640,000	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	—	—	160,000	160,000
12 May 2003	30 June 2012	$0.3125	4,548,000	—	1,046,000	—	3,502,000	3,502,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000	480,000
12 May 2003	30 April 2013	$0.3125	216,000	—	—	—	216,000	162,000
1 July 2003	30 June 2013	$0.3125	960,000	—	300,000	—	660,000	540,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000	150,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000	437,500
25 April 2004	24 April 2014	$0.5080	30,000	—	7,500	—	22,500	7,500
4 June 2004	3 June 2014	$0.4260	15,000	—	—	—	15,000	7,500
2 Feb 2005	1 Feb 2015	$0.8340	275,000	—	—	20,000	255,000	108,750
12 May 2005	11 May 2015	$1.1470	330,000	—	—	—	330,000	120,000
5 August 2005	4 August 2015	$1.7900	—	954,500	—	—	954,500	238,625
17 Oct 2005	16 Oct 2015	$2.7720	—	155,000	—	—	155,000	38,750
13 Feb 2005	12 Feb 2016	$2.1940	—	320,000	—	10,000	310,000	—
1 June 2006	31 May 2016	$2.0340	—	111,500	—	—	111,500	—

Total			10,914,000	1,541,000	2,733,500	30,000	9,691,500	7,772,625

Weighted average exercise price			$0.308	$1.990	$0.218	$1.287	$0.597	$0.362

There were 328,625 options forfeited during 2007 (30,000 options during 2006).
The weighted average remaining contractual life of share options outstanding at the end of the period was 6.01 years (2006 – 6.52 years).

Pharmaxis Ltd
Notes to the financial statements
30 June 2007
(continued)
30.	Share-based payments (continued)

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2007 is detailed in the table below. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the weighted average share price at grant date and expected price volatility of the underlying share and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2007 are as follows:

				Time to		Annual
	No. of options	Exercise		expiration	Volatility	interest rate	Option
Grant date	granted	Price	Share Price	(days)	(%)	(%)	value
15 August 2006	649,500	$1.9170	$1.90	3,650	50%	5.93%	$1.3277
20 September 2006	72,500	$1.8918	$1.85	3,650	50%	5.62%	$1.2993
26 October 2006	278,957	$1.9170	$3.00	3,650	50%	5.73%	$1.3167
26 October 2006	200,000	$2.0680	$3.00	3,650	50%	5.73%	$1.4204
14 December 2006	80,000	$3.0710	$3.10	3,650	50%	5.73%	$2.1093
18 June 2007	237,500	$3.3155	$3.30	3,650	50%	6.27%	$2.3107

	1,518,457

The options are issued for no consideration.
The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.
(b) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent entity
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Options issued under employee option plan	1,488	1,124	1,488	1,124

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 10 August 2007	By:	/s/ David McGarvey
Title: David McGarvey Name: Chief Financial Officer